Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces acquisition of power plants in Brazil to secure long-term, low-cost power for Paracatu mine

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – February 14, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) is pleased to announce that its wholly-owned subsidiary, Kinross Brasil Mineraçao, has agreed to acquire two hydroelectric power plants in Brazil from a subsidiary of Gerdau SA (NYSE: GGB) (“Gerdau”) for $257 million1. The two plants are expected to secure a long-term supply of power for Kinross’ Paracatu mine, resulting in lower production costs over the life of mine.

Kinross expects to fund the acquisition by pursuing debt financing of approximately $200 million, with the balance from existing liquidity, which totalled approximately $2.6 billion at year-end 2017.

Strategic rationale for acquisition

•	Lower production costs – expected to lower production cost of sales by approximately $80 per ounce over the life of mine.
•	Attractive returns – expected to generate a levered internal rate of return of approximately 15% - 30%, depending on the final terms of a planned debt financing.
•	De-risked supply chain – expected to secure approximately 70% of Paracatu’s anticipated power needs for the life of mine at a low, fixed cost and reduces market exposure for a key input in an environment where the Company expects input costs to rise.
•	Strategic investment in core asset – expected to further strengthen and enhance Paracatu, a large, long-life operation that is a cornerstone asset in Kinross’ portfolio.

Kinross has agreed to acquire the Barra dos Coqueiros (BCQ) and Caçu hydro power plants located on the Claro River in the neighbouring state of Goias, approximately 660 kms west of Paracatu. Additional infrastructure is not required for BCQ and Caçu to provide power to Paracatu due to Brazil’s well-developed infrastructure and existing market mechanisms for the transmission and utilization of power.

The acquisition is expected to allow Kinross to significantly lower operating costs at Paracatu by eliminating approximately 70% of future power purchases. In addition, Brazilian legislation provides reduced power tariffs to companies that generate their own power supply. Due to reduced tariffs, the Company expects savings of approximately $15 per ounce, which is included as part of the total expected savings of approximately $80 per ounce of production cost of sales over the life of mine. The plants are also expected to have relatively low operating and maintenance costs, as is typical with hydroelectric power plants.

Both plants have been in operation since 2010 and have a total installed capacity of 155 MW (BCQ - 90 MW; Caçu - 65 MW), and are expected to supply approximately 70% of Paracatu’s future power needs. The remaining 30% of Paracatu’s power demand is expected to continue to be fulfilled by third party suppliers under fixed term power purchase agreements. The operating concessions for both plants expire in 2037, five years after Paracatu’s mine life is expected to end.

To help facilitate a transition of ownership and management, Kinross expects to assume the existing BCQ and Caçu operations and maintenance contract. Kinross also self-generates power at Tasiast, Kupol and Dvoinoye.

1 Assumes foreign exchange rate of 3.25 Brazilian reais to the U.S. dollar.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The acquisition is expected to close in approximately three to six months, subject to regulatory approvals and the satisfaction of other conditions precedent.

BofA Merrill Lynch is acting as financial advisor to Kinross, with Pinheiro Neto Advogados and Dechert LLP acting as legal advisors.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Louie Diaz
Director, Corporate Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact
Tom Elliott
Senior Vice-President, Investor Relations and Corporate Development
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated.Forward-looking statements contained in this news release include, but are not limited to, those under the heading "Strategic rationale for acquisition." Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that Kinross will complete the acquisition in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (ii) the anticipated impact of the acquisition on reducing production cost of sales; (iii) the internal rate of return expected to be realized as a result of the acquisition; (iv) future prices for electricity in Brazil being consistent with our expectations; (v) there being no significant disruptions in the operation of the power plants following completion of the acquisition; (vi) that existing infrastructure and market mechanisms are adequate for the power plants to provide power to Paracatu; (vii) that existing tariffs in Brazil for companies that generate their own power remain available and unchanged; (viii) the operating and maintenance costs of the power plants being consistent with our expectations; (ix) the life of mine estimate for Paracatu; (x) that Kinross will be able to acquire sufficient additional power from other suppliers; (xi) that the existing operations and maintenance agreement for the power plants can be assumed by Kinross and maintained on terms and conditions consistent with our expectations; (xii) the future power needs of Paracatu being consistent with our expectations; (xiii) output from the power plants being consistent with our expectations; (xiv) the ability of Kinross to complete a debt financing in the amount contemplated with timing complementary to closing the acquisition; and (xv) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with our expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the transaction will not be completed for any reason, Kinross’ ability to successfully integrate the acquisition of the power plants into existing operations, and operating or technical difficulties in connection with mining, development or power generation and transmission activities. Certain of these risks and other factors are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward-Looking Information” in such Management’s Discussion and Analysis. These risks and other factors are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 2 Kinross announces acquisition of power plants in Brazil	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

Source Code: Kinross Gold Corporation

p. 3 Kinross announces acquisition of power plants in Brazil	www.kinross.com